                                                                    EXHIBIT 12.2

                       SECURITY CAPITAL INDUSTRIAL TRUST

              COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED SHARE DIVIDENDS

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,                  PERIOD ENDED DECEMBER 31,
                                                           ------------------    -----------------------------------------------
                                                            1996       1995       1995       1994       1993     1992     1991(a)
                                                           -------    -------    -------    -------    ------    -----    -------

Net Earnings (Loss) from Operations                        $54,646    $31,475    $47,660    $25,066    $4,412    $(187)    $(127)
Add:
  Interest Expense                                          28,723     24,301     32,005      7,568       321      504        29
                                                           -------    -------    -------    -------    ------    -----     -----

Earnings as Adjusted                                       $83,369    $55,776    $79,665    $32,634    $4,733    $ 317     $ (98)
                                                           =======    =======    =======    =======    ======    =====     =====

Combined Fixed Charges and Preferred Share Dividends:
  Interest Expense                                         $28,723    $24,301    $32,005    $ 7,568    $  321    $ 504     $  29
  Capitalized Interest                                      11,512      5,613      8,599      2,208        98      124        68
                                                           -------    -------    -------    -------    ------    -----     -----

    Total Fixed Charges                                     40,235     29,914     40,604      9,776       419      628        97

  Preferred Share Dividends (b)                             18,062      3,525      6,698          -         -        -         -
                                                           -------    -------    -------    -------    ------    -----     -----

Combined Fixed Charges and Preferred Share Dividends       $58,297    $33,439    $47,302    $ 9,776    $  419    $ 628     $  97
                                                           =======    =======    =======    =======    ======    =====     =====

Ratio of Earnings (Loss) to Fixed Charges and Preferred
  Share Dividends                                              1.4        1.7        1.7        3.3      11.3       (c)       (c)
                                                           =======    =======    =======    =======    ======    =====     =====


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(a)  For the period from June 14, 1991 (the date of SCI's inception) to December
     31, 1991.

(b) SCI had no preferred shares in any of the historical periods presented prior to 1995.

(c) While SCI was researching markets and assembling its initial assets, earnings were insufficient to cover fixed charges for the periods ended December 31, 1991 and December 31, 1992 by $195,000 and $311,000,
     respectively.